Exhibit 99.8

Announcement

Cable and Wireless plc

Intention to Delist from NYSE and terminate ADR Programme and SEC registration

Cable and Wireless plc (“Cable & Wireless”) today (9 September 2005) announces that it intends to terminate its American Depositary Receipt (“ADR”) programme on 13 December 2005 (the “Termination Date”) and to delist voluntarily from the New York Stock Exchange (“NYSE”). ADR holders will be able to exchange their ADRs for ordinary shares in accordance with the timetable shown below. In accordance with the provisions of the Deposit Agreement governing the ADRs, notice of such termination will be provided to holders at least 30 days prior to the Termination Date.

Rationale for Delisting and Termination of ADR Programme

•	ADRs represent a very small proportion of Cable & Wireless’ equity: as of close of business on 31 August, 2005, only 3.5% of Cable & Wireless’ issued equity was held in ADR form

•	ADR trading volumes are very low: less than 1.0% of Cable & Wireless’ shares traded over the three months to 31 August 2005 were represented by ADRs

•	Currently the majority of the holdings of US residents in Cable & Wireless are represented by ordinary shares

•	Following its exit from the US during the course of 2004, Cable & Wireless does not carry out any material business in the US

Given the relatively low participation in the ADR programme, Cable & Wireless does not believe that the benefits to it of maintaining the programme and NYSE listing justify the additional administration.

The termination of the ADR programme and delisting from the NYSE will affect neither Cable & Wireless’ listing of ordinary shares on the London Stock Exchange nor its high level of communication and disclosure for all shareholders, including US investors. Cable & Wireless is and will continue to be subject to the listing rules, the prospectus rules and the disclosure rules made by the UK Listing Authority, and to the Combined Code on Corporate Governance. Like any other company whose shares are traded on the London Stock Exchange, Cable & Wireless maintains high standards of corporate governance under this regime.

SEC Registration

Notwithstanding the delisting, Cable & Wireless’ registration under the US Securities Exchange Act of 1934 (the “Exchange Act”) remains in effect and Cable & Wireless will continue to comply with its obligations. However, Cable & Wireless believes that the increasing costs of maintaining its registration in the US and complying with SEC reporting and other applicable US obligations outweigh the benefits obtained by the Company and its shareholders as a whole. Therefore Cable & Wireless intends to convene an extraordinary general meeting later in the year to amend its Articles of Association to facilitate termination of registration with the SEC and its SEC reporting and other applicable obligations.

Process for Termination of ADR programme and De-Listing

The Deposit Agreement will be amended to reduce the period after which JP Morgan Chase Bank, N.A. (“JPM”), as depositary, will sell the ordinary shares underlying those ADRs which have not already been cancelled, from one year to 30 days after the Termination Date. Notice of this amendment will shortly be provided to ADR holders and will become effective 90 days thereafter. Notice of the termination of the ADR programme will be provided to ADR holders at the same time. Cable & Wireless will terminate the ADR programme from close of business on the Termination Date and JPM’s books for issuances and transfers will cease to be open from that date.

ADR holders will, however, be entitled to surrender their ADRs to JPM before 17.00 (Eastern Standard Time) on 12 January 2006 (30 days from the Termination Date) and request delivery of the underlying Cable & Wireless ordinary shares. Such ADR holders will receive their Cable & Wireless ordinary shares upon payment of all applicable fees and expenses and subject to applicable taxes and governmental charges.

On or after 13 January 2006, JPM may sell the underlying Cable & Wireless ordinary shares then held under the Deposit Agreement and will hold the net proceeds of any such sale, together with any other cash then held by it, in an unsegregated escrow account uninvested and without liability for interest, for the pro rata benefit of the registered holders of ADRs which have not already been surrendered.

JPM will write to registered holders of ADRs in relation to the termination of the programme shortly after Cable & Wireless gives notice of termination and will provide information on how to proceed.

Expected Timetable

13 December 2005	–	Termination of Cable & Wireless' ADR Programme
(Termination Date)

On or about 13 December 2005	–	Termination of NYSE listing (subject to SEC approval)

17.00 EST on 12 January 2006	–	Deadline for ADR holders to exchange their ADRs for underlying ordinary shares in Cable & Wireless

On or after 13 January 2006	–	Remaining ADR holders may tender their ADRs for net cash receipt after fees and expenses.

For further information
Investor Relations
Louise Breen	Director, Investor Relations	020 7315 4460
Virginia Porter	VP, Investor Relations	+1 212 239 3581

Media
Lesley Smith	Group Director Corporate & Public Affairs	020 7315 4064
Steve Double	Group Head of Media Communications	01344 726946

Toll free Help Line for ADR Holders

The following toll free Help Line has been set up for ADR Holders calling from the United States with questions regarding this announcement: 1 866 211 2570.

ADR Holders calling from anywhere outside the United Kingdom (other than from the United States) can access the Help Line by calling +44 (0) 1903 702767. ADR Holders calling from within the United Kingdom can access the Help Line by calling 0870 600 3975.

Alternatively, ADR Holders may send questions regarding this announcement to Cable & Wireless by email at cable&wireless@lloydstsb-registrars.co.uk

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to http://www.cw.com.